                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ___________________________

                                   FORM 11-K

                                 CURRENT REPORT

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2000

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ____ to _____

                         Commission file number: 1-1511


                           FEDERAL-MOGUL CORPORATION
                     SALARIED EMPLOYEES' INVESTMENT PROGRAM
                           26555 Northwestern Highway
                              Southfield, MI 48034


          The Plan holds shares of common stock (without par value) of Federal-Mogul Corporation (see address above).

                            FEDERAL-MOGUL CORPORATION
                     SALARIED EMPLOYEES' INVESTMENT PROGRAM


                                TABLE OF CONTENTS



                                                                     Page Number
                                                                     -----------
Report of Independent Auditors

Financial Statements of the Years Ended December 31, 2000 and 1999

    Statement of Net Assets Available for Plan Benefits                   1

    Statement of Changes in Net Assets Available for Plan Benefits        2

    Notes to Financial Statements                                       3-11

Supplemental Schedules for the Year Ended December 31, 2000
    Schedule H, Line 4I - Schedule of Assets Held for Investment
      Purposes                                                           12


Exhibit 23 - Consent of Ernst & Young LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, The Federal-Mogul Corporation Salaried Employees' Investment Program has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    FEDERAL-MOGUL CORPORATION
                                    SALARIED EMPLOYEES' INVESTMENT PROGRAM





                                    By: /s/ David M. Sherbin
                                        ----------------------------------------
                                            David M. Sherbin
                                            Vice President, Deputy General
                                            Counsel and Secretary



Dated: June 27, 2001

                         REPORT OF INDEPENDENT AUDITORS


Retirement Programs Committee
Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation Salaried Employees' Investment Program as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Ernst & Young LLP

Detroit, MI
June 22, 2001

FEDERAL-MOGUL CORPORATION
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
SALARIED EMPLOYEES' INVESTMENT PROGRAM

                                                                               December 31
                                                                         2000                1999
                                                                    ---------------     ---------------
Assets
Cash equivalents                                                      $     333,696       $     313,398
Investments in master trust (See Note 7)                                287,831,249         356,206,795
Federal-Mogul Corporation (FMC) Common Stock                                  1,443              12,558
Federal-Mogul Corporation (FMC) Preferred Stock                          38,102,610          48,637,362
Participant loans receivable                                                      -           2,643,133
Transfers receivable                                                         49,726                   -
                                                                    ---------------     ---------------

Total Assets                                                            326,318,724         407,813,246

Liabilities
Accrued Expenses                                                              1,662              11,463
Advance from FMC                                                            322,198             468,437
Forfeited accounts owed to FMC (See Note 1)                                  48,299              30,827
Senior ESOP Notes (See Note 6)                                                    -           7,879,941
                                                                    ---------------     ---------------

Total Liabilities                                                           372,159           8,390,668
                                                                    ---------------     ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                $ 325,946,565       $ 399,422,578
                                                                    ===============     ===============

See notes to financial statements

FEDERAL-MOGUL CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
SALARIED EMPLOYEES' INVESTMENT PROGRAM

                                                                                December 31
                                                                        2000                     1999
                                                                  ----------------      ----------------
Additions
Dividends and Interest                                             $    17,303,860       $    16,152,835
Contributions:
  Participants                                                          26,449,952            16,868,381
  Federal-Mogul Corporation                                             11,463,643             7,560,250
                                                                  ----------------      ----------------

                                              Total Additions           55,217,455            40,581,466

Deductions
Benefits paid to participants                                           57,968,785            21,133,034
Portion of Company Match Account forfeited upon
  withdrawal of members (see Note 3)                                        17,472               273,876
Interest expense                                                           457,778               973,485
                                                                  ----------------      ----------------

                                             Total Deductions           58,444,035            22,380,395

Transfers from another FMC investment program                                    -           200,154,661
Net unrealized appreciation/(depreciation) in fair value of
  assets held outside the Master Trust                                     245,074           (49,868,642)
Net unrealized depreciation in fair value of
  investments in Master Trust (See Note 7)                             (70,494,507)          (30,862,837)
                                                                  ----------------      ----------------

                                       Net increase/(decrease)         (73,476,013)          137,624,253

Net assets available for plan benefits at beginning of year            399,422,578           261,798,325
                                                                  ----------------      ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $   325,946,565       $   399,422,578
                                                                  ================      ================

See notes to financial statements

                          Federal-Mogul Corporation
                    Salaried Employees' Investment Program

                         Notes to Financial Statements

                          December 31, 2000 and 1999


1.  Description of the Plan

The following description of the Federal-Mogul Corporation Salaried Employees' Investment Program (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

During 1999, the Plan received assets transferred from other investment programs of Federal-Mogul Corporation (the "Company").

General

The Plan is a defined contribution plan which provides eligible salaried employees of the Company with a program for making voluntary pre-tax and after-tax contributions. Substantially all domestic salaried employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Master Trust and ESOP Trust

The Plan invests participant directed contributions in a master trust. The Plan's assets are administered under the terms of the master trust agreement (the "Master Trust") between the Company, and State Street Bank (the "Trustee") and Comerica Bank (the "ESOP Trustee"). The agreements provide, among other things, that the Trustee and ESOP Trustee safekeep all investments, and keep account for all investments, receipts, and disbursements, benefit payments, and other transactions.

Contributions & Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions are made with Company Series C convertible preferred stock or common stock. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as follows:

1.       Company Match
         (% of participant contribution)                                                             50%

2.       Matching Amount
         (% of participant compensation)                                                              8%

3.       Maximum Contribution
         (% of participant compensation)                                                             20%

4.       Vesting Percent
           Years of Service
            1                                                                                         0%
            2                                                                                        25%
            3                                                                                        50%
            4                                                                                        75%
            5                                                                                       100%

5.       Eligibility to Participate
          Eligibility for employee to contribute                                              Immediate
          Eligibility for company match                                                       Immediate

Full vesting also occurs upon death, disability, or retirement at designated ages. In addition, special-vesting provisions will become effective if the Plan is determined to be "top-heavy," pursuant to the Internal Revenue Code.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses. These administrative expenses paid by participants are netted against the net asset value of the investment fund. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

Shares of Federal-Mogul Corporation common stock which are not vested at the time of a participant's withdrawal from the Plan are forfeited and are applied as a reduction of required Company contributions.

Shares of Federal-Mogul Corporation Series C 7-1/2% convertible preferred stock which are not vested at the time of a participant's withdrawal from the Plan become available for allocation to other Plan participants.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

Investment Options

The Plan provides for eight investment options which includes the Stable Value Fund, the Bond Fund, the Large Cap Equity Fund, the Mid Cap Equity Fund, the Small Cap Equity Fund, the International Fund, the Brokerage Account and the common stock of the Company.

Participant Loans Receivable

The Plan allows participants to borrow from their account upon written request and certain plan conditions. The maximum amount of a participant's borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant's vested account balance or 90% of the participant's employee contribution accounts. No borrowings shall be given for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, permanent disability, termination of employment, (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant's accounts will be distributed to the participant or the participant's beneficiary in either a lump-sum distribution, an annual or more frequent installment.

2.  Significant Account Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in Federal-Mogul Corporation common stock, the Bond Fund, the Large Cap Equity Fund, the Mid Cap Equity Fund, the Small Cap Equity Fund, the International Fund, and the Brokerage Account are valued at quoted market prices. Federal-Mogul Corporation Series C 7-1/2% convertible preferred stock is allocated at the stated value of $63.75 per share and is convertible into two shares of Federal-Mogul Corporation common stock upon withdrawal from the Plan. The Preferred Stock Fund is valued at $63.75 or twice the quoted market value of Federal-Mogul Corporation common stock, whichever is greater. The Stable Value Fund is valued at fair market value as estimated by LaSalle National Trust. The Stable Value Fund value represents contributions plus interest, less administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3.  Party-In-Interest Transactions

Certain of the Plan's investments are held by a consolidated master trust (the "Trust") administered by the Trustee. During the years ended December 31, 2000 and December 31, 1999, the Master Trust purchased 6,094,700 and 1,443,654 shares of common stock of Federal-Mogul Corporation for a total cost of $37,289,450 and $43,585,601 respectively.

Fees incurred for legal, accounting and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and were paid by the Company on behalf of the Plan. Forfeited shares which have not been applied as a reduction of contributions at year-end are reflected as a liability to the Company and will be applied to reduce future Company contributions.

4.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The Funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

5.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 25, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

6.  Senior ESOP Notes

The Employee Stock Ownership Trust issued $61,750,000 of Senior ESOP Notes in a private placement on February 15, 1989. The Senior ESOP Notes were paid off fully in November 2000. The notes were payable in semi-annual installments, including interest at 6.63%.

7.  Investments in Master Trust & ESOP Trust

Certain of the Plan's investments are held by the Master Trust administered by the Trustee.

At December 31, 2000 and 1999, the Plan holds a 51% and a 65% share, respectively, of the consolidated master trust.

The fair value of net assets of the Trust at December 31, 2000 and December 31, 1999 were as follows:

                                          December 31, 2000    December 31, 1999
                                          -----------------    -----------------
Investments:
Stable Value Fund                         $     165,864,120    $     166,565,765
Bond Fund                                        53,026,996           40,420,469
Large Cap Equity Fund                           169,359,732          192,112,508
Mid Cap Equity Fund                              42,785,461            9,891,731
Small Cap Equity Fund                            36,365,908           30,522,675
International Fund                               24,152,206           17,081,362
Brokerage Account                                 3,330,673            1,753,017
Federal-Mogul Common Stock Fund*                 20,959,983           56,713,676
Cooper Common Stock Fund                         23,536,290           26,926,944
Cooper Cameron Stock Fund                         1,376,367            1,430,827
Loan Fund                                        15,857,386            6,309,030
                                          -----------------    -----------------
        Total Investments                       556,615,122          549,728,004

Receivable from FMC                                  12,182                    -
Transfers receivable from other FMC plans         8,265,352                    -
Participant loans receivable                              -            5,546,787
                                          -----------------    -----------------
        Total Assets                            564,892,656          555,274,791

Forfeited accounts owed to FMC                    1,165,969              108,777
Accrued Expenses                                      2,262               17,635
                                          -----------------    -----------------
        Total Liabilities                         1,168,231              126,412
                                          -----------------    -----------------

NET ASSETS OF THE MASTER TRUST            $     563,724,425    $     555,148,379
                                          =================    =================

* non-participant directed


The Company's Series C 7 1/2% convertible preferred stock, financed through a leveraged Employee Stock Ownership Plan is held by the ESOP Trust, administered by the ESOP Trustee. These assets represent investments in excess of 5% or more of the fair value of net assets available for benefits at December 31, 2000 and December 31, 1999:

                                              December 31, 2000
                                          --------------------------

Preferred Stock:
    Federal-Mogul Corporation             597,688 shares $38,102,610

                                              December 31, 1999
                                          --------------------------
Preferred Stock:
    Federal-Mogul Corporation             762,939 shares $48,637,362

7.     Investments in Master Trust & ESOP Trust (continued)

During the year ended December 31, 2000 and December 1999 the Master Trust had investment income amounting to $28,827,266 and $19,484,720, respectively, and had realized and unrealized depreciation in the fair value of investments of ($100,823,005) and ($45,152,207) respectively as follows:


                                                                                                    Net Realized and
                                                                                                       Unrealized
                                                                                                      Appreciation
                                                                        Net Investment             (Depreciation) in
                                                                     Income/(Loss) During          Fair Value During
                                                                            Period                       Period
                                                                    -----------------------     ------------------------
Year Ended December 31, 2000
-----------------------------------------------------------------

Stable Value Fund                                                   $             8,916,371     $                  3,093
Bond Fund                                                                           950,760                    3,439,582
Large Cap Equity Fund                                                             2,684,403                  (21,225,615)
Mid Cap Equity Fund                                                               6,710,914                   (4,090,229)
Small Cap Equity Fund                                                             9,903,083                   (9,396,897)
International Fund                                                                2,193,248                   (4,594,137)
Brokerage Account                                                                (1,538,061)                           -
Federal Mogul Common Stock Fund                                                  (1,680,430)                 (68,754,551)
Cooper Common Stock Fund                                                           (690,524)                   3,567,699
Cooper Cameron Stock Fund                                                           249,246                      228,050
Loan Fund                                                                         1,128,256                            -
                                                                    -----------------------     ------------------------
                                                                    $            28,827,266     $           (100,823,005)

Year Ended December 31, 1999
-----------------------------------------------------------------

Stable Value Fund                                                   $             3,519,893     $                      -
Bond Fund                                                                           525,602                      666,306
Large Cap Equity Fund                                                             6,936,253                   11,612,073
Mid Cap Equity Fund                                                                 157,266                      984,078
Small Cap Equity Fund                                                             3,788,264                    2,089,255
International Fund                                                                  568,724                    3,295,700
Brokerage Account                                                                   405,364                            -
Federal Mogul Common Stock Fund                                                   2,467,194                  (61,195,526)
Cooper Common Stock Fund                                                            220,151                   (2,940,791)
Cooper Cameron Stock Fund                                                               461                      336,698
Loan Fund                                                                           895,548                            -
                                                                    -----------------------     ------------------------
                                                                    $            19,484,720     $            (45,152,207)

7.     Investments in Master Trust & ESOP Trust (continued)

The changes in the fair value of net assets of the consolidated master trust for the years ended December 31, 2000 and December 31, 1999 as summarized as follows:

                                                                         December 31,                 December 31,
                                                                             2000                         1999
                                                                    -----------------------     ------------------------
Additions:
   Dividends/interest income                                        $            28,827,266     $             19,484,720
   Contributions from participating employees                                    42,434,605                   25,412,255
   Contributions from Federal-Mogul Corporation                                  16,228,250                    6,844,589
                                                                    -----------------------     ------------------------
                                                    Total Additions              87,490,121                   51,741,564
Deductions:
   Benefits paid to participants                                                 75,032,579                   20,331,070
   Portion of Company Match Account forfeited upon
   withdrawal of members                                                          1,057,192                       69,809
                                                                    -----------------------     ------------------------
                                                   Total Deductions              76,089,771                   20,400,879

Net depreciation in market value of investments                                (100,823,005)                 (45,152,207)
Net member transfers to master trust                                             97,998,701                  359,555,779
                                                                    -----------------------     ------------------------
                                                       NET INCREASE               8,576,046                  345,744,257

Net assets available for plan benefits at beginning of period                   555,148,379                  209,404,122
                                                                    -----------------------     ------------------------
NET ASSETS OF THE MASTER TRUST AT END OF PERIOD                     $           563,724,425     $            555,148,379
                                                                    =======================     ========================

8.    Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                                    December 31, 1999
                                                                                                ------------------------

Net assets available for benefits per the financial statements                                  $            399,422,578
Amounts allocated to withdrawing participants                                                                 (3,959,576)
                                                                                                ------------------------
Net assets available for plan benefits per the Form 5500                                        $            395,463,002
                                                                                                ========================

Amounts allocated to withdrawing participants by fund option is as follows:

                                                                                         December 31, 1999
                                                                                    ------------------------
ESOP: Allocated Federal-Mogul preferred stock                                       $              3,959,576
                                                                                    ========================

The following is a reconciliation of benefits per the financial statements to the Form 5500:

                                                                                                      Period ended
                                                                                                   December 31, 2000
                                                                                                ------------------------
Benefits paid to participants per financial statements                                          $             57,968,785
Less: Amounts allocated to withdrawing participants at December 31, 1999                                      (3,959,576)
                                                                                                ------------------------

Benefits paid to participants per Form 5500                                                     $             54,009,209
                                                                                                ========================

                                                                                                      Period ended
                                                                                                   December 31, 1999
                                                                                                ------------------------
Benefits paid to participants per financial statements                                          $             21,123,102
Add: Amounts allocated to withdrawing participants at December 31, 1999                                        3,959,576
Less: Amounts allocated to withdrawing participants at December 31, 1998                                     (12,151,209)
                                                                                                ------------------------

Benefits paid to participants per Form 5500                                                     $             12,931,469
                                                                                                ========================

9. Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                  December 31, 2000
                                                        -------------------------------------
                                                           Federal-Mogul       Federal-Mogul
                                                           Common Stock       Preferred Stock
                                                               Fund                Fund
                                                        -------------------------------------
Investments at market value
   Federal-Mogul Common Stock                             $    13,430,036      $        1,443
   Federal-Mogul Preferred Stock:
       Allocated to participants                                        -          38,102,610
                                                        -------------------------------------
Total Investments                                              13,430,036          38,104,053

Cash equivalents                                                        -             333,696
Interfund receivable                                               80,863                   -
                                                        -------------------------------------
                                         Total Assets          13,510,899          38,437,749

Liabilities
Advance from FMC                                                        -             322,198
Forfeited accounts owed to FMC                                     41,020                   -
                                                        -------------------------------------
                                    Total Liabilities              41,020             322,198
                                                        -------------------------------------
Net Assets Available for Plan Benefits                    $    13,469,879      $   38,115,551
                                                        =====================================


                                                                            December 31, 1999
                                                        -------------------------------------------------------
                                                            Federal-Mogul       Fedel-Mogul
                                                            Common Stock      Preferred Stock      Exempt Loan
                                                                Fund              Fund                Fund
                                                        -------------------------------------------------------
Assets
Investments at market value
   Federal-Mogul Common Stock                             $    42,761,680
   Federal-Mogul Preferred Stock:
       Allocated to participants                                             $     32,649,372
       Unallocated                                                                                $   15,987,990
                                                        --------------------------------------------------------
Total Investments                                              42,761,680          32,649,372         15,987,990

Interfund Receivable/(payable)                                    196,378          10,702,796        (10,702,796)
                                                        --------------------------------------------------------
                                         Total Assets          42,958,058          43,352,168          5,285,194

Liabilities
Advance from FMC                                                                                         142,481
Forfeited accounts owed to FMC                                     24,203
Senior ESOP Notes                                                                                      7,879,941
                                                        --------------------------------------------------------
                                    Total Liabilities              24,203                   -          8,022,422
                                                        --------------------------------------------------------
Net Assets (Deficit) Available for Plan Benefits          $    42,933,855    $     43,352,168     $   (2,737,228)
                                                        ========================================================

Changes in Net Assets:

                                                                        Year ended December 31, 2000
                                                      -----------------------------------------------------------
                                                             Federal-Mogul      Federal-Mogul
                                                             Common Stock      Preferred Stock      Exempt Loan
                                                                 Fund               Fund               Fund
                                                      -----------------------------------------------------------
Additions
Investment income                                         $        42,843                   -      $   2,646,904
Contributions                                                   9,307,798                   -          5,676,070

Deductions
Withdrawals                                                    (1,838,969)     $  (10,609,658)
Forfeitures                                                       (17,062)                  -
Interest expense                                                        -                   -           (457,778)
Net appreciation/(depreciation)                               (50,380,923)          5,373,041         (5,127,968)
Net member transfers between funds                             13,422,636                   -
Transfers from another FMC investment program                        (299)                  -
                                                      -----------------------------------------------------------
                                                          $   (29,463,976)     $   (5,236,617)     $   2,737,228
                                                      ===========================================================

                                                                        Year ended December 31, 1999
                                                      -----------------------------------------------------------
                                                             Federal-Mogul      Federal-Mogul
                                                             Common Stock      Preferred Stock      Exempt Loan
                                                                 Fund               Fund               Fund
                                                      -----------------------------------------------------------
Additions
Investment income                                         $     1,946,795                          $   3,487,767
Contributions                                                   4,985,483                              4,791,172

Deductions
Withdrawals                                                    (2,651,191)     $   (5,112,092)
Forfeitures                                                       (16,561)           (239,147)
Interest expense                                                                                        (973,485)
Net appreciation/(depreciation)                               (48,288,815)        (35,837,704)       (14,030,937)
Net member transfers between funds                             13,431,203           5,136,338         (5,136,338)
Transfers from another FMC investment program                   8,627,463
                                                      ----------------------------------------------------------
                                                          $   (21,965,623)     $  (36,052,605)     $ (11,861,821)
                                                      ==========================================================

                           Federal-Mogul Corporation
                    Salaried Employees' Investment Program
                                EIN: 38-0533580
                              Schedule H, Line 4i

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

The following is a Schedule of Assets Held for Investment outside of the Master
Trust:

Identity of Issue, Borrower,        Description of Investment including Maturity
  Lessor or Similar Party         Date, Interest, Collateral, Par or Maturity Value        Historical Cost       Current Value
---------------------------------------------------------------------------------------------------------------------------------
Common Stock:
   *Federal-Mogul Corporation    624 shares - stated value $5.00 per share                 $       12,741       $       1,443

Preferred Stock:
   *Federal-Mogul Corporation    597,688 shares - stated value $63.75 per share                38,102,610          38,102,610

                                                                                         ------------------------------------

                                                                                           $   38,115,351       $  38,104,053
                                                                                         ====================================

There were no investment assets reportable as acquired and disposed of during the year.

    * Indicates party-in-interest to the Plan.